    As filed with the Securities and Exchange Commission on June 28, 2000



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                         COMMISSION FILE NUMBER:
                                                 -----------

                               BUDGET GROUP, INC.
                                SAVINGSPLUS PLAN
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (Full Title and Address of Plan)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
               (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

                          REQUIRED INFORMATION

The following financial statements for the Budget Group, Inc. SavingsPlus Plan are included herein:

1. An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

                            INDEX TO EXHIBITS

  Exhibit No.       Description
  -----------       -----------
  23.1              Consent of Arthur Andersen LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Group, Inc. SavingsPlus Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       BUDGET GROUP, INC. SAVINGSPLUS PLAN


                                       By: BUDGET GROUP, INC.

Date:       June 28, 2000              By: /s/ Thomas L. Kram
      -----------------------------        -------------------------------------
                                           Thomas L. Kram
                                           Vice President and Controller

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                       FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1999 AND 1998,
                       TOGETHER WITH REPORT OF INDEPENDENT
                       CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget Group, Inc. SavingsPlus Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment (Schedule I) as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Orlando, Florida,
June 26, 2000

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998


                                                             1999                  1998
                                                         ------------          ------------
                                        ASSETS
      INVESTMENTS, at fair market value
        (Notes 2 & 7):
           Budget Group, Inc. common stock               $  4,196,501          $  1,932,296
           Mutual and money market funds                  102,735,067            95,915,376
           Participant notes receivable                     5,160,384             5,566,746
                                                         ------------          ------------
                    Total investments                     112,091,952           103,414,418

      PARTICIPANTS' CONTRIBUTIONS RECEIVABLE                  656,623               799,841

      EMPLOYER'S CONTRIBUTION RECEIVABLE                      142,176               218,349

      CONTRIBUTIONS RECEIVABLE FROM BUDGET 401K
         AND PROFIT SHARING PLAN (Note 1)                          --               222,242

      INTEREST RECEIVABLE                                          --                37,671
                                                         ------------          ------------
                       Total assets                       112,890,751           104,692,521
                                                         ------------          ------------

                                      LIABILITIES


      ACCRUED EXPENSES                                             --                 1,050
                                                         ------------          ------------
      NET ASSETS AVAILABLE FOR BENEFITS                  $112,890,751          $104,691,471
                                                         ============          ============

        The accompanying notes are an integral part of these statements.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                         1999
                                                                                     ------------

                  ADDITIONS:
                    Participants' contributions (Note 1)                             $  8,137,231
                    Employer's contributions (net of utilized forfeitures)              1,409,346
                    Dividends and interest                                              3,002,504
                    Net realized and unrealized
                      appreciation on investments (Note 7)                              7,215,238
                                                                                     ------------
                                                                                       19,764,319
                                                                                     ------------

                  DEDUCTIONS:
                    Benefits paid to participants                                      15,076,225
                    Administrative expenses (Note 3)                                      241,976
                                                                                     ------------
                                                                                       15,318,201
                                                                                     ------------

                  TRANSFER OF ASSETS FROM MERGED PLAN                                   3,753,162
                                                                                     ------------

                  NET INCREASE                                                          8,199,280

                  NET ASSETS AVAILABLE FOR BENEFITS,
                    beginning of year                                                 104,691,471
                                                                                     ------------

                  NET ASSETS AVAILABLE FOR BENEFITS,
                    end of year                                                      $112,890,751
                                                                                     ============

         The accompanying notes are an integral part of this statement.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.       PLAN DESCRIPTION:

The following description of the Budget Group, Inc. SavingsPlus Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (IRC). Substantially all non-union employees of Budget Group, Inc. (the Employer or Budget) who have completed at least 1000 hours of service and one year of employment are eligible. Effective January 1, 2000, eligibility was changed to a continuous period of employment of 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective January 30, 1998, Team Rental Group, Inc. employees were allowed to enter the Plan.

During the fourth quarter 1998, the following plans were effectively merged into the Plan: the Arizona Rent-A-Car Systems, Inc. Employees' 401(k) and Profit Sharing Plan, the Budget Rent-A-Car of St. Louis 401(k) Plan, the Cruise America, Inc. 401(k) Plan, and the Ryder TRS, Inc. 401(k) Retirement Savings Plan (the Merged Plans). The participants in these Merged Plans became eligible to participate in the Plan in the fourth quarter 1998 and first quarter 1999. During 1999, the Budget 401(k) and Profit Sharing Plan (Budget 401K Plan) was effectively merged into the Plan.

Contributions and Plan Options

Participants may contribute up to a maximum of 15 percent of their base pay on a pretax basis and up to 10 percent of their after-tax pay. Contributions are also limited by certain statutory requirements.

Budget matches 50 percent on the first 2 percent of the employee's compensation contributed and 25 percent on the next 2 percent of the employee's compensation contributed. The nondiscretionary match is allocated to the Employer stock.

Additional amounts may be contributed at the option of Budget's Board of Directors. There were no discretionary contributions for 1999 and 1998. The Plan allows employees to self direct the discretionary contribution. The Plan allocates the discretionary contribution based on employee's compensation under the permitted disparity limit in accordance with the IRC section 401(l).

Due to an administrative error, a portion of the participant contributions of the Plan was remitted to the Budget 401K Plan during the year ended December 31, 1998, and had been recorded as a receivable from the Budget 401K Plan in the Statements of Net Assets Available for Benefits as of December 31, 1998. As of December 31, 1999, Budget effectively merged the Budget 401K Plan into the Plan, which corrected this error.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Vesting in Budget's matching contributions and earnings and losses thereon occurs over a period of five years of service at the rate of 40 percent after two full years and 20 percent for each year thereafter.

Vesting in the employer discretionary contributions plus earnings and losses thereon occurs upon completion of five 1,000-hour calendar years of service with the Employer. All calendar years of service will be considered in calculating vesting, provided participants worked at least 1,000 hours in those years.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer contributions or to pay plan expenses. Such forfeitures utilized totaled $179,272 for the year ended December 31, 1999 and were netted against Employer contributions on the Statement of Changes in Net Assets Available for Benefits. Forfeited nonvested accounts totaled zero and $69,105 at December 31, 1999 and 1998, respectively, and were held within the Income Fund of America.

Benefit Payments

On termination of service due to death, disability, retirement or termination, a participant shall receive a lump-sum amount equal to the value of the participant's vested account balance, as defined in the Plan.

Participant Loans

Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans shall bear interest at a rate that is commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. A loan is repayable over a period not extending beyond five years, unless such loan is used to acquire a principal residence of the participant. Interest rates range from 6.0 percent to
11.0 percent for loans outstanding at December 31, 1999.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

At December 31, 1998, the Plan held investments in registered investment companies and in pooled separate accounts. Plan investments in registered investment companies were carried at fair market value as determined by quoted market prices. Plan investments in the pooled separate accounts were reported at fair market value as determined by Aetna.

At December 31, 1999, the Plan's investments are stated at fair market value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

At December 31, 1999 and 1998, purchases and sales of securities were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. The fair value of Budget's stock at December 31, 1999 and 1998 was $4,196,501 and $1,932,296, respectively.

At December 31, 1998, the Plan held investments in a common collective trust fund, which invested in U.S. Government Securities, bonds, real estate and money market accounts. The investments in the fund in the accompanying financial statements were carried at fair value. The crediting interest rate on the fund was guaranteed and was 5.6 percent at December 31, 1998.

Benefits Paid

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.       ADMINISTRATIVE EXPENSES:

Substantially all administrative and investment expenses are paid by the Plan, except for the participant notes receivable in which investment expenses are paid by the participants.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                          1999                    1998
                                                                     -------------           -------------
                  Net assets available for benefits per the
                      financial statements                           $ 112,890,751           $ 104,691,471
                  Benefits payable                                          (8,792)               (424,866)
                                                                     -------------           -------------
                         Net assets available for
                           benefits per the Form 5500                $ 112,881,959           $ 104,266,605
                                                                     =============           =============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 1999, per the financial statements to the Form 5500:

                                                                                             Amount
                                                                                           -----------
                  Benefits paid to participants for financial reporting purposes           $15,076,225
                  Add: Benefits payable at December 31, 1999                                     8,792
                  Less: Benefits payable at December 31, 1998                                 (424,866)
                                                                                           -----------
                                 Benefits paid to participants per the Form 5500           $14,660,151
                                                                                           ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.       INCOME TAX STATUS:

The Internal Revenue Service has determined and informed Budget by a letter dated on September 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       RELATED PARTY TRANSACTIONS:

The Ryder Investment Fund, St. Louis Non-Union Investment Fund and Collective Short-Term Investment Fund are managed by the trustee, Bank of New York Company, Inc., a party-in-interest. Martin P. Gregor, a member of Budget's Board of Directors, is also a member of the Board of Directors for McDonald Investment Manager, a party-in-interest.

7.       INVESTMENTS:

Investments that represent 5 percent or more of the Plan's net assets available for benefits, as of December 31, 1999 and 1998, are as follows:

                                                                      December 31,
                                                               1999                 1998
                                                            -----------          -----------

                  Income Fund of America                    $16,023,850          $19,993,724
                  Franklin Money Market Fund                 10,858,590           10,832,975
                  Washington Mutual Investors Fund           25,615,260           29,673,025
                  Franklin Small Cap Growth Fund             10,462,140            3,097,238
                  Alliance Premier Growth Fund               18,813,083           12,534,447
                  Ryder Investment Fund                      10,636,428                   --
                  Participant notes receivable                5,160,384            5,566,746

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,215,238, as follows:


                           Mutual and money market funds            $ 8,365,512
                           Budget Group, Inc. Common Stock           (1,150,274)
                                                                    -----------
                                                                    $ 7,215,238
                                                                    ===========

                                                                      SCHEDULE I

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1999

           Identity of Issue, Borrower, Lessor or
                        Similar Party                           Description of Investment                   Fair Value
           --------------------------------------         -------------------------------------            ------------
           The American Funds Group                       Washington Mutual Investors Fund                 $ 25,615,260

           The American Funds Group                       Income Fund of America                             16,023,850

           The American Funds Group                       Bond Fund of America                                4,645,638

           Franklin Templeton                             Franklin Money Market Fund                         10,858,590

           Alliance Group                                 Alliance Premier Growth Fund                       18,813,083

           Franklin Templeton                             Templeton Foreign Fund                              3,735,417

           Franklin Templeton                             Franklin Small Cap Growth Fund                     10,462,140

           Bank of New York Company, Inc.*                Ryder Investment Fund                              10,636,428

           Bank of New York Company, Inc.*                St. Louis Non-Union Investment Fund                   848,950

           Bank of New York Company, Inc.*                Collective Short-Term Investment Fund                 322,593

           AIM Management Group                           AIM Limited Maturity Fund                              34,073

           AIM Management Group                           AIM Cash Reserves Fund                                738,867

           McDonald Investments*                          McDonald Money Market Fund                                178
                                                                                                           ------------

               Total mutual and money market funds                                                          102,735,067

           Budget Group, Inc.*                            Common stock                                        4,196,501

           Participant notes receivable*                  Interest rates ranging from 6.0
                                                          percent to 11.0 percent, maximum
                                                          of five years to maturity, except
                                                          for loans used to acquire the
                                                          principal residence of the
                                                          Participant                                         5,160,384
                                                                                                           ------------
               Total assets held for investment                                                            $112,091,952
                                                                                                           ============

         *Represents a party-in-interest (Note 6).

           The preceding notes are an integral part of this schedule.